UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Appointment of Independent member of the Board and the Chairperson of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee

On January 26, 2024, the rest of the members of board of directors appointed Yanru Guo (“Ms. Guo”) as an independent member of the Board and the chairperson of the audit committee, the compensation committee, and the nominating and corporate governance committee, with a start date of January 30, 2024.

Ms. Guo has been working at Shineco, Inc., a Nasdaq-listed company, as chief accountant since March 2014. Ms. Guo possesses valuable experience and skills in reviewing and ensuring the accuracy of interim and annual consolidated financial statements under US GAAP and SEC regulations. She is also familiar with U.S. GAAP, IFRS, and CAS, with over 10 years of accounting experience in Nasdaq-listed companies. From April 2008 to May 2012, Ms. Guo worked at Beijing Mobile Interactive Co. Ltd as a finance manager. From June 2003 to May 2027, Ms. Guo worked at Beijing Pacific Century Info-Tech Co., Ltd. as a financial executive. Ms. Guo received a master’s degree in accounting at Dongbei University of Finance and a Economics and bachelor’s degree in management and accounting from Huabei Institute of Astronautical Engineering. Ms. Guo also holds a CPA Certificate in China.

Yanru Guo satisfies the “independence” requirements of the Nasdaq listing rule under and Rule 10A-3 under the Securities Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: February 1, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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